BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2

TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on May 26, 2004.

Item 3 - News Release

A News Release was issued on June 2, 2004 via Canada News Wire.

Item 4 - Summary of Material Change

The Board of Directors of the Corporation has appointed Derrick Kershaw to the Board.

Item 5 - Full Description of Material Change

Derrick Kershaw has been appointed to the Board of Directors. Derrick recently retired following 23 years in the Alberta oil sands industry with Syncrude Canada Ltd., Canada's largest single source of crude oil and the largest producer of crude oil from oil sands. Derrick was previously General Manager of Syncrude's $650 million Aurora Mine Project. He spent 14 years in various other leadership roles in operations and 9 years in research. His other operating experience includes Manager Overburden and Tailings, Manager Mine Mobile Maintenance and General Manager Extraction. Derrick also chaired the Advisory Board of the Fort McMurray Oil Sands Discovery Centre, a showcase facility to educate the public on the oil sands industry.

"Derrick brings to the Board, many years of experience in project management, facilities operations, mining and industry knowledge that will be extremely valuable as we advance our plans to develop the Muskeg Valley Quarry," says Kerry Sully, Chair of the Board of Birch Mountain. "Derrick has first-hand knowledge of the community, long-term plans for the development of the oil sands, and the potential customers for quicklime and limestone aggregate in the Fort McMurray area."

"I believe my past experience and industry relationships will assist Birch Mountain in optimizing the value of its Muskeg Valley Quarry, a much-needed asset to support the tremendous growth the oil sands industry has projected," says Derrick. "I look forward to working with the Board and Birch Mountain's management, whom I have known and worked with over my years at Syncrude."

The Corporation has granted Derrick Kershaw 125,000 stock options, exercisable at a price of $0.53 per share for a period of five years from the date of issue.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

                Douglas J. Rowe, President and Chief Executive Officer
                Telephone: (403) 262-1838
                Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 2nd day of June, 2004.